Mail Stop 4561

May 5, 2006

Mr. Derek Ivany
Chief Executive Officer
Planet411.com, Inc.
8720 Dufrost
St. Leonard, Quebec, Canada H1P 2Z5

> **Re: Planet411.com, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed November 3, 2005**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **File No. 0-27645**

Dear Mr. Ivany:

We have reviewed your response letter dated May 4, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

General

1.   We have reviewed your responses and proposed revisions related to prior comments 2 and 4. Please file an amended Form 10-KSB that incorporates the revised auditors' report as well as the revised Item 8A disclosure.

Statements of Cash Flows, page F-5

2.   Please tell us how you considered the guidance in paragraphs 15 through 24 of SFAS 95 in determining that cash flows related to loans payable to shareholders should be classified in cash flows from operations for the fiscal year ended June 30, 2005 and for the six months ended December 31, 2005, as reported in your Form 10-QSB.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief